EXECUTION VERSION

VAT INDEMNITY AGREEMENT

        THIS INDEMNITY AGREEMENT made as of the 6th day of August, 2010

A M O N G :

PRIMERO MINING CORP.
(hereinafter called “Primero”)

OF THE FIRST PART

- and -

GOLDCORP INC.
(hereinafter called the “Indemnified Party”)

OF THE SECOND PART

             WHEREAS Primero has entered into a credit agreement with The Bank of Nova Scotia (the “Lender”) dated the date hereof (the “Credit Agreement”);

             AND WHEREAS pursuant to the terms of the Credit Agreement, the Indemnified Party has guaranteed the obligations of Primero under the Credit Agreement (the “Guarantee”) as security for Primero’s obligations to the Lender;

             AND WHEREAS the Indemnified Party has agreed to provide the Guarantee, subject to and upon the terms and conditions hereof.

             NOW THEREFORE WITNESSETH that in consideration of the mutual covenants set forth in this Agreement, the parties hereto covenant and agree as follows:

1.          Definitions. For the purposes of this Agreement, capitalized words and phrases shall have the meanings set forth in Schedule "A".

2.          Establishment of Guarantee: Subject to the terms and conditions of this Agreement and provided there is no unremedied Event of Default (as such term is defined in Section 11 (Default) hereof), the Indemnified Party hereby agrees to provide for the benefit of Primero the Guarantee, for the purposes of enabling the financing contemplated by the Credit Agreement.

3.          Term: The Credit Agreement shall be released and discharged by the Lender upon the earlier of:

(a)	full repayment and termination of the credit facilities under the Credit Agreement; and

(b)	such other date as may be agreed to in writing by each of the Lender and Primero.

4.	Indemnity:

(a)

Primero hereby indemnifies and saves the Indemnified Party, its Subsidiaries and other Persons under common Control (collectively, the “Indemnified Persons”) harmless from any claim or loss suffered by any Indemnified Person, or any demand made upon any Indemnified Person under the Credit Agreement for which an Indemnified Person has made payment to the Lender. Without limiting the foregoing, Primero hereby agrees to (forthwith upon demand by the Indemnified Party) reimburse the Indemnified Party for any such claim, loss or demand for which any Indemnified Person has made payment to the Lender together with any out-of-pocket expenses (including reasonable counsel fees and disbursements) incurred by the Indemnified Persons in connection with the execution, delivery and performance of the Credit Agreement, a demand or payment under the Credit Agreement, any legal advice sought by the Indemnified Persons in respect of their rights or responsibilities under the Credit Agreement or the enforcement thereof and all matters relating to this Agreement and the Security (defined below).

(b)

It is further acknowledged and agreed by Primero that the Security provided to the Indemnified Party as contemplated by this Agreement shall secure all of its indemnification and reimbursement obligations hereunder notwithstanding that any such security may not specifically refer to same. The indemnity obligations of Primero hereunder shall survive the repayment of the credit facilities under the Credit Agreement until the Guarantee of the Indemnified Party has been released and discharged by the Lender and the Indemnified Party has been paid all amounts owing hereunder.

5.          Fees and Interest: In the event, there is at any time a demand upon any Indemnified Person by the Lender for payment under the Credit Agreement or any part thereof, Primero shall pay interest to the Indemnified Party at all times after the Indemnified Party has satisfied such demand on such amount(s) actually so paid by the Indemnified Party under the Credit Agreement (which amount shall be deemed to be a loan advance by the Indemnified Party to Primero) from the date of such payment until such amounts have been reimbursed and paid by Primero as contemplated hereby, both before and after any and all of maturity, judgement and default, at the rate of ten percent (10%) per annum, calculated and compounded annually. Such fees and interest at the applicable rates hereunder shall be payable on the first day of each and every month with the first of such payments to become due and payable on the first day of the month immediately following the establishing of the Credit Agreement or payment by any Indemnified Person thereunder, as the case may be.

6.          Place of Payment(s): All amounts payable by Primero hereunder shall be paid to the Indemnified Party in United States Dollars, in immediately available funds, without set-off or counterclaim on the day such payment is due, by bank draft delivered to the Indemnified Party at its address set forth in Section 26 (Notice) hereof, or at such account or financial institution as the Indemnified Party may from time to time notify Primero. Any payments received after 3:00 p.m. (Vancouver time) will be considered for all purposes as having been made on the next following Business Day.

7.          Advance: The Indemnified Party shall not be required to provide the Guarantee unless the following conditions have been satisfied by Primero:

(a)	no Event of Default shall have occurred or be subsisting;

(b)

Primero shall have, or shall have caused, as security for the payment and performance of the obligations and liabilities of Primero contained in this Agreement, executed and delivered in form and content satisfactory to the Indemnified Party and its counsel:

(i)	the security contemplated in Section 8 (Covenants) hereof;

(ii)

such additional documents, resolutions, certificates, opinions, instruments, agreements, undertakings, declarations, writings, assurances and certificate as the Indemnified Party, acting reasonably, may require or which the Indemnified Party's solicitors, acting reasonably, deem necessary or advisable;

(c)

Primero shall have, or shall have caused, executed and delivered in form and content satisfactory to the Indemnified Party and its counsel an intercreditor agreement between Silver Wheaton (Caymans) Ltd., the Indemnified Party, Primero, Desarrollos Mineros San Luis, S.A. de C.V., Primero Empresa Minera, S.A. de C.V. and others dated the date hereof;

(d)

The Indemnified Party shall have received evidence satisfactory to it from its solicitor that there are no registered secured creditors of Primero in competition with any of the Security save and except for Permitted Encumbrances; and

(e)	The Indemnified Party shall have approved the Credit Agreement and been satisfied that all conditions precedent under the Credit Agreement have been waived or fulfilled.

8.          Covenants: Primero covenants and agrees with the Indemnified Party that until the Credit Agreement is released and discharged and all amounts payable by Primero hereunder have been fully paid, it will do, and will cause each Obligor to do, the following:

(a)

to notify the Indemnified Party immediately upon obtaining knowledge of any default under the Credit Agreement or any demand for payment or other action taken by the Lender or any notices given by the Lender.

(b)	not to amend the terms and provisions of the Credit Agreement or any security given therefor without the prior written consent of the Indemnified Party.

(c)	Punctual Payment of Obligations. Primero shall make payment of the Obligations when due.

(d)	No Material Change Conduct of Business.

(i)

Each Obligor shall carry out and perform all operations and activities in a commercially prudent manner and in accordance with all Applicable Laws, all applicable licences, permits and other authorizations and good mining, processing, engineering and environmental practices prevailing in the mining industry.

(ii)

Subject at all times to the workplace rules, and provided any rights of access do not interfere with any exploration, development, mining or processing work, Primero hereby grants, and agrees that it shall cause each other Obligor to grant, to the Indemnified Party and its representatives, at reasonable times and upon reasonable notice and at the Indemnified Party’s sole risk and expense, the right to access the Obligor’s personnel and the properties and facilities owned or operated by the Obligors. The Indemnified Party shall indemnify and save harmless Primero from and against all losses, damages and claims suffered or incurred by any Obligor arising out of or in connection with the exercise of the Indemnified Party’s rights under this Section 8(d)(ii).

(iii)

Subject to Sections 8(m)(vii) and 8(r)(r)(iii), and the Permitted Encumbrances, PEM and its Subsidiaries will be the only owner (or lessee with respect to leased assets) of all of the assets, property and undertaking used or acquired for use in connection with the San Dimas Mine (other than the employees employed at the San Dimas Mine), including the Mining Properties, the San Dimas Mining Lots and the Mineral Processing Facility (collectively, the “San Dimas Collateral”) and shall ensure that no other Person (other than a lessor with respect to leased assets) holds or acquires any ownership right, title or interest in or to such assets, property and undertaking. Primero and its Subsidiaries shall not own any assets other than the San Dimas Assets and the Ventanas Concessions.

(iv)

PEM shall not abandon any of the Mining Properties or allow or permit any of the Mining Properties to lapse or cease conducting mining operations or activities on the Mining Properties, unless PEM provides evidence satisfactory to the Indemnified Party, acting reasonably, that it is not economical to mine Minerals from the Mining Properties that it proposes to abandon or let lapse.

(e)

Compliance with Laws and Contracts. Subject to the Transition Services Agreement, each Obligor will obtain and maintain in force (or where appropriate, promptly renew) all Authorizations necessary for carrying out its business and operations generally, including those Authorizations required under each Credit Document, and at all times comply with all Applicable Laws and regulations relating to it and its business other than (except in the case of laws relating to corruption and bribery) where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(f)

Maintenance of Accounting Methods and Financial Records. Each Obligor will maintain a system of accounting which is established and administered in accordance with GAAP consistently applied, keep adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles, keep accurate and complete records of any property owned by it.

(g)

Books; Records; Inspections. Each Obligor will keep true, complete and accurate Books and Records of all of its operations and activities. Primero shall provide and shall cause the other Obligors to, provide to Primero such Books and Records and other information as may be required for Primero to comply with any of its reporting obligations hereunder. Subject to the confidentiality provisions of this Agreement, Primero shall provide and shall cause the other Obligors, to provide, copies to the Indemnified Party, and permit the Indemnified Party and its authorized representatives to perform audits or other reviews and examinations from time to time, of each of the Obligors’ Books and Records. The Indemnified Party shall diligently complete any audit or other examination permitted hereunder, the costs of which shall be borne by the Indemnified Party.

(h)	Maintenance of Legal Existence. Each Obligor shall preserve and maintain its existence in good standing.

(i)	No change in status. No Obligor shall, without the prior written consent of the Indemnified Party:

(i)	change its name without providing the Indemnified Party with ten (10) Business Days prior written notice thereof;

(ii)	continue into any other jurisdiction; and

(iii)	amend any of its organizational documents in a manner that would be prejudicial to the interests of the Indemnified Party under the Credit Documents.

(j)

Location of Assets in Other Jurisdictions. No Obligor shall, except in the case of Property being delivered to a customer in the ordinary course of business as part of the performance of its obligations, or the provision of its services, under a contract entered into with that customer, (1) move any Property from a jurisdiction in which the Encumbrance of the Security over such Property is perfected to a jurisdiction where that Encumbrance is not perfected or where, after a temporary period allowing for registration in such other jurisdiction, that Encumbrance could become unperfected, or (2) suffer or permit in any other manner any of its Property to not be subject to that Encumbrance or to be or become located in a jurisdiction in which that Encumbrance is not perfected, unless:

(i)	the Obligor has first given thirty (30) days prior written notice thereof to the Indemnified Party; and

(ii)

the applicable Obligor has first executed and delivered to the Indemnified Party all Security and all financing or registration statements deemed necessary or admissible by, and in form and substance satisfactory to the Indemnified Party in its sole discretion, to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property in such jurisdiction, together with any supporting certificates, resolutions, opinions and other documents as the Indemnified Party may deem necessary or desirable in its sole discretion, in connection with such security and registrations.

(k)	Financial Statements and/or Information.

(i)

Primero will furnish to the Indemnified Party within ninety (90) days, or within one hundred and twenty (120) days in the event that Primero is listed on the TSXV, after the end of each Fiscal Year, its annual audited financial statements (prepared on a consolidated basis), which will be prepared in conformity with GAAP. It will also furnish to the Indemnified Party from time to time such other information regarding its financial condition, operations, business or prospects as the Indemnified Party may reasonably request.

(ii)

Primero will furnish to the Indemnified Party within forty-five (45) days, or within sixty (60) days in the event that Primero is listed on the TSXV, after the end of each of its first three (3) Fiscal Quarters of each Fiscal Year, the balance sheet and related statement of operations as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year (prepared on a consolidated basis), which shall in each case include a comparison to the corresponding period in the previous Fiscal Year, which will be prepared in conformity with GAAP.

(iii)	The filing of any of the foregoing documents referred to in subparagraph (i) and (ii) on SEDAR shall satisfy the delivery obligation in relation to such documents so filed.

(iv)

All financial statements furnished to the Indemnified Party will fairly present the financial condition and the results of the operations of Primero on a consolidated basis, and all other information furnished to the Indemnified Party will be accurate, complete and correct in all respects.

(l)

Maintenance of Property. Each Obligor shall keep all Property useful and necessary in its business in good working order and condition, normal wear and tear excepted, and do and cause to be done all things necessary to preserve and keep in full force all Intellectual Property and registrations thereof necessary to carry on its business.

(m)	Security.

(i)

As security for the payment and performance, when due, of all Obligations, Primero shall, and shall cause each other present and future Obligor to, grant and maintain at all times perfected charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired real and personal property of each Obligor (collectively, the “Collateral”) and cause each Obligor, other than Primero, to execute and deliver an unlimited guarantee, guaranteeing the payment and performance of the Obligations, all pursuant to one or more agreements with the Indemnified Party, in form and substance satisfactory to the Indemnified Party.

(ii)	Without in any way limiting Section 8(m)(i) above:

(1)

PEM shall execute and deliver a guarantee in favour of the Indemnified Party in form and substance satisfactory to the Indemnified Party, acting reasonably, acknowledging the material benefits to PEM arising directly or indirectly pursuant to this Agreement, and guaranteeing the payment and performance, when due, of all Obligations;

(2)

PEM shall grant, as security for all Obligations, to and in favour of the Indemnified Party, charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired property of PEM, including the Mining Properties, the San Dimas Mining Lots owned by PEM on the date hereof, the San Dimas Mining Lots Primero will acquire pursuant to the Private Purchase and Sale Agreement subsequent to the date hereof, the Mineral Processing Facility and all other assets or property used or acquired for use in connection with the San Dimas Mine, pursuant to one or more agreements (which, for greater certainty, shall include, subject only to Permitted Encumbrances, a mortgage over the Mining Properties, the San Dimas Mining Lots and the Mineral Processing Facility, and a non-possessory pledge (prenda sin transmision de posesión) over all of PEM’s present and after-acquired movable assets), in form and substance satisfactory to the Indemnified Party, and subordinated to any security interests in such assets given by any Obligor to (x) SWC pursuant to the San Dimas SPA and (y) the Indemnified Party pursuant to the Deed of Indemnity, and ranking pari pasu with (x) the holder of the Convertible Note and (y) the Indemnified Party under the Promissory Note;

(3)

Primero shall cause each Obligor to whom any debt, liability or obligation is owed by any other Obligor to execute and deliver a written assignment and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to the Indemnified Party, acting reasonably, that subordinates and postpones the enforcement of any such claims and the realization of any security interests or charges granted to secure such claims to the Credit Documents and, from and after an Event of Default or Pending Event of Default, and until such Event of Default or Pending Event of Default is remedied, assigns, subordinates and postpones the payment of such debts, liabilities and obligations to the payment in full of all debts, liabilities and obligations of such Person to the Indemnified Party subject to Permitted Encumbrances, the Indemnified Party pursuant to the Deed of Indemnity, the Promissory Note and the Convertible Note and SWC pursuant to the San Dimas SPA;

(4)

Primero shall deliver evidence that a certificate of non-encumbrance has been obtained from the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, and from the Public Registry of Mines (Registro Público de Minería), confirming that there are no Encumbrances registered against the Mining Properties or the San Dimas Mining Lots, other than Permitted Encumbrances;

(5)

Primero shall deliver evidence that a certificate of non-encumbrance has been obtained from the Public Registry of Commerce (Registro Público de Comercio), confirming that there are no Encumbrances registered against PEM’s commercial folio, other than Permitted Encumbrances; and

(6)

Primero shall deliver evidence that a preventive notice (aviso preventivo or aviso pre-preventivo) has been filed with the Public Registry of Mines (Registro Público de Minería) and with the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, in respect of the registration of any security agreement over the Mining Properties and the San Dimas Mining Lots, respectively.

(iii)	Primero shall cause each Obligor to:

	(1)	execute and deliver the Credit Documents to which they are a party concurrently with the execution and delivery of this Agreement;

	(2)	deliver, on the Effective Date, the documentation and information set forth under Sections 8(m)(ii)(4), 8(m)(ii)(5) and 8(m)(ii)(6) of this Agreement;

(3)

make or arrange for all such registrations, filings and recordings in all such jurisdictions (collectively, the “Relevant Jurisdictions”, which for greater certainty shall include submission for registration of any mortgage over the Mining Properties in the Public Registry of Mines (Registro Público de Minería), registration of any mortgage over San Dimas Mining Lots that are owned by PEM on the date hereof in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, and the registration of any pledge without transfer of possession (prenda sin transmisión de posesión) in the Public Registry of Commerce (Registro Público de Comercio)), and shall do all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Security, promptly after the execution and delivery of this Agreement and in any event, with respect to registrations, filings and recordings required in Mexico and Barbados, within 10 days of the date hereof, and deliver evidence to the Indemnified Party that all such registrations, filing and recording in all Relevant Jurisdictions have been applied for, within such period, provided however that:

a)            for the San Dimas Mining Lots PEM will acquire subsequent to the date hereof pursuant to the Private Purchase and Sale Agreement, registration of any mortgage over such San Dimas Mining Lots in the Public Registry of Property shall occur within 10 days of the transfer of title to PEM;

b)            for the shares of STB that Primero will acquire subsequent to the date hereof, filings and recordings required in Barbardos over such shares shall occur within 10 days of the transfer of legal title of the shares of STB to Primero.

(4)

within 180 days of the Effective Date, deliver evidence to the Indemnified Party that all registrations, filings and recording of the Security in the Relevant Jurisdictions have been duly completed, showing the Security ranking in first place, subject to Permitted Encumbrances, which for greater certainty shall include: (1) the first official transcript (primer testimonio) of any public deed containing a mortgage over any Mining Property, with evidence of its registration in the Public Registry of Mines (Registro Público de Minería); (2) the first official transcript (primer testimonio) of any public deed containing a mortgage over any San Dimas Mining Lots, with evidence of its registration in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico; (3) the first official transcript (primer testimonio) of the public deed containing the mortgage over the Mineral Processing Facility, with evidence of its registration in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico; (4) the first official transcript (primer testimonio) of the public deed containing Primero’s pledge without transfer of possession (prenda sin transmisión de posesión), with evidence of its registration in the Public Registry of Commerce (Registro Público de Comercio); and (5) certificates of non- encumbrance issued by the applicable public registries in Mexico showing that the Security has been duly registered, and ranks in first place, subject to Permitted Encumbrances;

(5)

cause legal counsel to the Obligors to deliver to the Indemnified Party, as to items (1), (2) and (3) in this paragraph, on the Effective Date, and as to items (4) and (5) in this paragraph, within 15 days after the last registration, filing or recording required to perfect and otherwise protect the Security has been completed, favourable opinions, addressed to, and in form and substance satisfactory to the Indemnified Party, acting reasonably, as to, among other things: (1) the legal status of the Obligors; (2) the authority of the Obligors to execute and deliver Credit Documents to which they are a party; (3) the execution and delivery of the Credit Documents to which the Obligors are a party and the enforceabilitythereof against the Obligors; (4) the registrations, filings and recordings made in all Relevant Jurisdictions to perfect and otherwise protect the Security; and (5) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with Security and confirming PEM’s title to the Mining Properties; and

(6)

upon SWC, the Indemnified Party or the Project Lenders, as the case may be, ceasing to have a first ranking stock pledge of the stock certificates of PEM, its Subsidiaries and STB, deliver, and shall cause any other Person holding any equity interest in PEM, its Subsidiaries and STB to deliver, to the Indemnified Party any stock certificates of PEM, STB and each of Primero’s Subsidiaries pledged in favour of the Indemnified Party, duly endorsed in guaranty (endoso en garantía) in favour of the Indemnified Party, and shall cause PEM and STB to deliver to the Indemnified Party evidence of the registration of the stock pledge over the present and future equity interest of PEM, its Subsidiaries and STB in its respective shareholders registry book.

(iv)

Primero shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as the Indemnified Party may from time to time reasonably require to obtain, perfect and maintain perfected charges and security interests in, to and over all of the Collateral, subject to Permitted Encumbrances.

(v)

Within five Business Days of a Person becoming an Obligor, Primero shall cause: (i) such Person to execute and deliver a guarantee in favour of the Indemnified Party, in form and substance satisfactory to the Indemnified Party, acting reasonably, guaranteeing the payment and performance, when due, of all Obligations; (ii) such Person to grant, as security for its obligations under such guarantee, to and in favour of the Indemnified Party, charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired real and personal property of such Person (the “Future Collateral”, which for greater certainty shall include all securities and other equity interests held by such Person in any other Person) pursuant to one or more agreements (collectively, the “Future Security Agreements”), in form and substance satisfactory to the Indemnified Party, acting reasonably; (iii) such Person to make all such registrations, filings and recordings in all Relevant Jurisdictions, and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over the Future Collateral within 180 days of executing and delivering the Future Security Agreements; (iv) the holders of securities or other equity interests of such Person to pledge to the Indemnified Party as security for the Obligations, such securities or other equity interests subject only to Permitted Encumbrances; and (v) an opinion of legal counsel to such Person and the holders of securities and other equity interests in such Person, in form and substance satisfactory to the Indemnified Party, acting reasonably, to be delivered to the Indemnified Party, as to the opinions set forth in Section 8(m)(iii)(5) as they pertain to such Person and the holders of securities and other equity interests in such Person, such opinion to be delivered within 15 days after the last registration, filing or recording required to perfect and otherwise protect the Security described above.

(vi)

Prior to any debt, liability or obligation being entered into, assumed or otherwise created by any Obligor in favour of any other Obligor, Primero shall cause such other Person to execute and deliver all such documents and instruments as the Indemnified Party may reasonably require to make such other Obligor a party to the Assignment, Subordination and Postponement of Claims.

(vii)

If, after the Credit Documents have been executed and delivered to the Indemnified Party, any Obligor wishes to grant a charge or security interest in, to or over any Collateral to any Project Lenders as security for the payment or performance of the Project Financing, then the Indemnified Party agrees to enter into an inter-creditor agreement with SWC, the Indemnified Party and the Project Lenders (such agreement to be negotiated in good faith) at the cost and expense of Primero, to:

	(1)	grant the Security in, to and upon the Other Collateral priority over all charges and security interests at any time held by or for the benefit of the Project Lenders;

	(2)	grant the charges and security interests at any time held by or for the benefit of the Project Lenders in, to and upon any San Dimas Collateral, priority over the Security;

	(3)	establish the process by which any realization by the Indemnified Party or the Project Lenders may occur;

	(4)	establish the process, parameters and assumptions upon which the value of the Collateral described in sub paragraph (1) above will be determined; and

	(5)	include other reasonable terms and provisions, including terms relating to notices, mutual cure rights and other remedies.

(viii)	No Obligor shall contest in any manner the effectiveness, validity, binding nature or enforceability of any Credit Documents.

(ix)

Upon the full repayment of this Agreement, the Indemnified Party will execute and deliver to the Obligors such releases and discharges or other instruments as may be reasonably required to discharge the Security.

(n)

Notice to the Indemnified Party Litigation. Primero shall promptly notify the Indemnified Party of (i) any litigation, investigation or proceeding is pending or, to the best of its knowledge, threatened with respect to any Obligor by or before any Governmental Authority or arbitrator that (either individually or in the aggregate) could reasonably be expected to have a Material Adverse Effect; and (ii) any Material Adverse Effect that would apply to any Obligor or any event or circumstance that is likely to give rise to a Material Adverse Effect.

(o)

Notice to the Indemnified Party of an Event of Default. Upon the occurrence of either an Event of Default or Pending Event of Default of which Primero is aware, Primero shall promptly deliver to the Indemnified Party a notice specifying the nature and date of occurrence of such Event of Default or Pending Event of Default, Primero’s assessment of the duration and effect thereof and the action which Primero proposes to take with respect thereto.

(p)	Payment of Taxes/Claims. Each Obligor shall pay or discharge, or cause to be paid or discharged, before they become delinquent:

(i)	all Taxes imposed upon any Obligor or upon any Obligor income or profits or in respect of any Obligor business, or Property and file all tax returns in respect thereof;

(ii)	all lawful claims for labour, materials and supplies;

(iii)	all required payments under any of its Financial Indebtedness; and

(iv)	all other obligations;

provided, however, that no Obligor shall be required to pay or discharge or to cause to be paid or discharged, any such amount so long as its validity or quantum is contested in good faith by appropriate proceedings, and a reserve has been established in its Books and Records in accordance with GAAP in an amount satisfactory to the Indemnified Party in its sole discretion, acting reasonably.

(q)

No Encumbrances Other than Permitted Encumbrances. It will ensure that no Encumbrance will be created or permitted to exist over all or any of the present and future Collateral other than Permitted Encumbrances.

(r)	No Amalgamation, Merger, Wind-Up, Change in Control, etc.

(i)

No Obligor, other than Primero, shall consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction unless, (i) at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, transfer or continuance, the resulting, surviving or transferee entity (i) assumes in favour of the Indemnified Party all the obligations of such Obligor under the Credit Documents, and (ii) the Indemnified Party has provided its prior written consent to such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, transfer or continuance.

(ii)

Primero shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes in favour of the Indemnified Party all the obligations of Primero under the Credit Documents.

(iii)

No Obligor shall, directly or indirectly, (i) sell, transfer, assign or convey all or any part of the Mining Properties; or (ii) enter into any agreement, arrangement or transaction with any Person which would cause, or otherwise allow or permit to exist, a change in Control of PEM or STB; in each case without the prior written consent of the Indemnified Party.

(s)

No Disposition of Assets. None of the Obligors shall sell, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) any of its assets now owned or hereafter acquired, that form part of the Collateral or liquidate or dissolve except:

(i)

Dispositions in the ordinary course of business of obsolete Property or of any inventory or other assets that are customarily sold by an Obligor on an on-going basis as part of the normal operation of its business;

(ii)

Dispositions of Property between Obligors, where in each case, the receiving Obligor has granted Security to the Indemnified Party over or in respect of such Property subject only to Permitted Encumbrances; or

(iii)

Dispositions of Property on arm’s length terms and for fair market value which are not otherwise permitted under subparagraphs (i) to (ii) above, provided that the net proceeds are used by Primero to reduce the Obligations or any indebtedness that ranks in priority to the Obligations.

(t)

No Disposition or Acquisition of Subsidiaries. No Obligor shall sell, transfer or otherwise dispose of, any shares of capital stock of any of the Obligors, or permit any Obligor (other than Primero) to issue securities.

(u)

No Loans. No Obligor shall create, incur, assume or permit any Financial Indebtedness other than Permitted Financial Indebtedness, to remain outstanding nor shall any Obligor give any Financial Assistance other than guarantees made by an Obligor in favour of the Indemnified Party as contemplated hereunder.

(v)	No Acquisitions, Investments or Distributions. No Obligor shall:

	(i)	acquire any assets except where such assets are subject to perfected charges and security interests, subject only to Permitted Encumbrances, as required by Section 8(m) hereof; and

	(ii)	make any Distribution, whether directly or indirectly, and whether in cash or property, or set aside funds for any Distribution other than Permitted Distributions.

(w)

No Redemption of Securities. No Obligor shall redeem or repurchase any securities from time to time issued by it and outstanding unless the holder of all the issued and outstanding equity of such Obligor is held by other Obligors.

(x)

No Non-Arms Length Transactions. No Obligor shall enter into any transaction or series of transactions, whether or not in the ordinary course of business, with any officer, director, or shareholder (except where such shareholder is another Obligor), of any of the Obligors or any other Person not at arms length to any of the foregoing, other than upon terms and conditions that would be obtainable in a comparable arm’s length transaction and which are approved by the board of directors (or managers, as applicable) of the applicable Obligor and fully disclosed in writing to the Indemnified Party if outside the ordinary course of the business of the Obligors, or which are related to director or officer compensation disclosed in the final prospectus issued in connection with the Primero Financing.

(y)

No Changes to Corporate Structure/Information. No Obligor shall make any changes to the corporate structure nor any changes to the information set out in Schedule “B” without providing the Indemnified Party with ten (10) days prior written notice thereof.

(z)

No Assets in Subsidiaries. Other than the Inter-Corporate Debt, none of Primero Compania Minera, S.A. de C.V., Primero Servicios Mineros, S.A. de C.V., 0885924 B.C. Ltd., nor Primero Mining Luxembourg Sàrl have, nor will at any time acquire, assets, in the aggregate, having a market value in excess of $50,000.

(aa)	Maintenance of Insurance Requirements.

(i)

Each Obligor shall, maintain with reputable insurance companies insurance with respect to its Property and the operations conducted thereon and in connection therewith and against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations and property.

(ii)

Primero shall, upon request of the Indemnified Party, furnish to the Indemnified Party at reasonable intervals a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the Obligors in accordance with this section and confirming its adequacy and sufficiency. Primero shall, upon the request of the Indemnified Party, provide the Indemnified Party with copies of all insurance policies as in effect from time to time.

(iii)

All of the insurance policies relating to the property of the Obligors and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall specify the Indemnified Party as an additional insured under all policies of property and marine insurance and as a loss payee under all other policies of insurance, and contain such endorsements in favour of the Indemnified Party as it shall reasonably require (including that the policy shall not be invalidated as against the Indemnified Party by reason of any action or failure to act of any Obligor or any other Person or any other Person).

(iv)

No Obligor shall at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(bb)

Further Assurances. Each Obligor will, at Primero’s cost and expense, execute and deliver to the Indemnified Party all such documents, instruments and agreements and do all such other acts and things as may be reasonably required, in the opinion of the Indemnified Party, to carry out the purpose of the Credit Documents or any other document to which it is a party or to enable the Indemnified Party to exercise and enforce its rights under hereunder or thereunder.

(cc)

VAT Refund. The Obligors will at all times take all steps necessary or desirable to pursue the recovery of all valued added tax from the government of the United Mexican States. The Indemnified Party will execute and deliver such further agreements and other documents and do such further acts and things as PEM or Primero reasonably requests to assist in the recovery of all valued added tax from the government of the United Mexican States.

               If any Obligor fails to perform any covenant or any other provision of any of the Credit Documents, the Indemnified Party may, in its discretion, perform any such covenant capable of being performed by it, and if any such covenant requires the payment of money the Indemnified Party may, in its discretion, make any such payments. All sums so expended by the Indemnified Party shall be payable on demand and, until paid, shall be added to and be deemed to be included in the Obligations and shall bear interest at the same rate applicable to principal.

9.	Financial Covenants:

	(a)	Primero shall perform, and shall cause each other Obligor to perform, the following financial covenants (the “Financial Covenants”):

(i) Tangible Net Worth. Primero shall maintain on a consolidated basis to be measured as at the end of each Fiscal Quarter and each Fiscal Year, a Tangible Net Worth of at least U.S. $400 million dollars;

(ii)

Free Cash Flow. Commencing at the end of the first Fiscal Quarter following the first anniversary of the Effective Date, Primero shall maintain on a consolidated basis to be measured as at the end of each Fiscal Quarter and each Fiscal Year, Free Cash Flow of at least U.S. $10 million dollars calculated on a rolling four (4) Fiscal Quarter basis;

	(b)	Compliance Certificate. Primero shall deliver to the Indemnified Party a Compliance Certificate within 50 days after the end of each Fiscal Quarter (including the fourth Fiscal Quarter).

10.        Representations and Warranties: Primero hereby represents and warrants to Indemnified Party that as of the date of this Agreement (unless otherwise specified in this Agreement), as follows, and acknowledges that the Indemnified Party is relying upon such representations and warranties in entering into the Guarantee, which representations and warranties shall survive the execution and delivery of this Agreement:

(a)

Corporate Existence and Capacity. Each Obligor (i) is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, (ii) other than as contemplated in the Transition Services Agreement, has all requisite corporate or other power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted except to the extent that failure to have the same could not reasonably be expected to have a Material Adverse Effect, (iii) is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify could (either individually or in the aggregate) have a Material Adverse Effect, (iv) has full power, authority and legal right to make and perform each of the Credit Documents to which it is a party, (v) is in material compliance with all applicable laws and regulations and all agreements, and (vi) has good title to all its assets, free and clear of any Encumbrances, except Permitted Encumbrances.

(b)

Authorization; Binding Effect. The making and performance by each Obligor of the Credit Documents and all other documents and instruments to be executed and delivered thereunder by it have been duly authorized by all necessary corporate action and each of the Credit Documents and other documents and instruments has been duly executed and delivered by it and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms subject to bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally and to general equitable principles, and do not and will not contravene (i) its constitutive documents; or (ii) any applicable law, decree, regulation, judgment, award, injunction or similar legal restriction, as now in effect; or (iii) any agreement or instrument or material contractual restriction binding on or affecting it or its property, and do not and will not result in the imposition of any Encumbrance on any property of any Obligor, except Permitted Encumbrances.

(c)	No Conflict. The execution and delivery of the Credit Documents by each Obligor and the consummation by each Obligor of the transactions contemplated hereby will not violate or result in a breach of:

(i)	any provision of the constating documents or any resolution of the board of directors (or any committee thereof) or any resolution of the shareholders of each Obligor;

(ii)	any Applicable Law to which any Obligor is subject; or

(iii)	any provision of any contract, agreement or other instrument to which any Obligor is a party.

(d)

Contractual and Regulatory Approvals. No Obligor is under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no license, consent, authorization or approval or other action by, or notice to or filing or registration with, any Governmental Authority (including any foreign exchange approval), and no other third-party consent or approval is necessary for the due execution, delivery and performance by it of the Credit Documents to which it is a party or for the legality, validity or enforceability thereof against it and there is no law, regulation or decree that imposes material adverse condition upon the completion of any of the transactions contemplated herein.

(e)

Financial Information. The most recent annual financial statements and quarterly financial statements in respect of Primero that are filed and available on SEDAR are complete in all material respects and, fairly present, in conformity with GAAP, the financial position of Primero, as of the date thereof, and its results of operations and cash flows as of the date referred to therein.

(f)

No Proceedings. There are no Legal Proceedings or Orders outstanding against any Obligor (either individually or in the aggregate), and to the knowledge of Primero, except for the threatened claim by Alamos Gold Inc., there are no Legal Proceedings or governmental investigations pending or threatened against any Obligor.

(g)	Corporate Structure. The organizational structure of Primero and each Obligor is as set out in Schedule “B”, which Schedule contains:

(i)	all of the Obligors; and

(ii)

a complete and accurate list of: (A) each such Person’s full and correct name and the jurisdiction in which each such Person exists; (B) the full address of each such Person’s registered office, chief executive office and all places of business and, if the same is different, the address at which the Books and Records of such Person are located, the address at which senior management of such Person are located and conduct their deliberations and make their decisions with respect to the business of such Person and the address from which the invoices and accounts of such Person are issued; and (C) details of the authorized and issued share capital, partnership interests, membership interest or other similar interest of each such Person, the name of the registered and beneficial owner of all of the issued and outstanding securities of each such Person and the percentage ownership interest of voting stock owned by the direct parent company in each such Person (except for Primero).

(h)	Inter-Corporate Debt. There is no Inter-Corporate Debt except as set out in Schedule “C”.

(i)

Judgments, Etc. No Obligor is subject to any judgment, order, writ, injunction, decree or award that has not been stayed or of which enforcement has not been suspended and that individually or in the aggregate constitutes, or is reasonably likely to result in, a Material Adverse Effect.

(j)

No Event of Default. No Event of Default or Pending Event of Default has occurred and is continuing. No Obligor is in default under any agreement, guarantee, indenture or instrument to which it is a party or by which it is bound, the breach of which could reasonably be expected to cause a Material Adverse Effect or affect its ability to perform any of its obligations under any Credit Document to which it is a party.

(k)

Assets. No Obligor except for PEM, has any material assets other than those assets purchased pursuant to the Asset Purchase Agreement or the STB Share Purchase Agreement. Other than as disclosed on the balance sheet of Primero as at March 31, 2010, as included in the unaudited interim financial statements of Primero filed on SEDAR and those assets purchased pursuant to the Asset Purchase Agreement and the STB Share Purchase Agreement, Primero does not have any material assets.

(l)

No Material Indebtedness. No Obligor has any material indebtedness or Liabilities other than as contemplated pursuant to the Credit Documents or incurred in connection with the consummation of the transactions set out herein or as disclosed in Schedule “D”.

(m)

Absence of Changes. Since the date of the final prospectus issued in connection with the Primero Financing, there has been no material change to the information contained in such prospectus with respect to Primero other than as publicly disclosed or disclosed herein.

(n)

Taxes. Each Obligor has filed all tax returns which are required to be filed by it and has paid all Taxes due pursuant to such returns or pursuant to any assessment received by it, other than any such Taxes that are being contested in good faith by an appropriate proceeding and for which reserves have been established in accordance with GAAP.

(o)

Compliance with Applicable Laws and Credit Documents. Each Obligor is in compliance with all Applicable Laws of any Governmental Authority having jurisdiction over it or its properties and all material agreements, other than where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

11.	Default.

	(a)	Each of the following shall constitute an event of default under this Agreement and the Security (each an "Event of Default"):

		(i)	Payment. If any Obligor fails to pay any amount when due hereunder which continues for three (3) days following delivery by the Indemnified Party to Primero of written notice of a default;

		(ii)	an event of default occurs under the Credit Agreement;

(iii)

Representations and Warranties. If any representation or warranty made in any of the Credit Documents by any Obligor, or if any certificate or opinion furnished to the Indemnified Party pursuant to the provisions hereof or of any of the Security proves to have been materially incorrect, incomplete or misleading as of the time made or repeated or deemed to be made or repeated, and such inaccuracy is not remedied within the Cure Period;

(iv)

Failure to Perform. Other than as otherwise specified in this Section 11 (Default), if any Obligor defaults in the performance of any of its covenants or obligations under any of the Credit Documents, the Promissory Note, the Convertible Note, the Asset Purchase Agreement, the STB Share Purchase Agreement, the Deed of Indemnity, or the San Dimas SPA, and provided that such default is capable of being remedied, and such default is not remedied within the Cure Period;

(v)

Insolvency. If any Obligor fails to pay its debts generally as they fall due or suspends making payments on all or any class of its debts or announces an intention to do so or begins negotiations with one or more creditors with a view to rescheduling any of its indebtedness in excess of $200,000;

(vi)

Illegality. If it becomes unlawful for any Obligor to perform any of its obligations under any of the Credit Documents or any of its obligations under any Credit Document cease to be valid, binding or enforceable;

(vii)	Bankruptcy or Similar Proceedings. Upon the occurrence of an Insolvency Event affecting any Obligor;

(viii)	Material Adverse Effect. If an event or series of events occur which has or with the passage of time or notice or both, would have a Material Adverse Effect;

(ix)

Judgment. If any final, unappealable judgment or order from a court of competent jurisdiction is entered against any Obligor in an amount in excess of $1,000,000 and remains unsatisfied or undischarged for a period of thirty (30) days thereafter;

(x)

Authorizations. If any Authorization by a Governmental Authority necessary for the performance of any obligation of any Obligor under any Credit Document ceases to be in full force and effect, including any Authorization to acquire and remit U.S. Dollars; or

(xi)	Security. If the Security shall not constitute perfected charges and security interests in, to and upon the Collateral, subject only to Permitted Encumbrances in accordance with this Agreement; or,

(xii)	Lender Event. Upon the occurrence of a Lender Event affecting any Obligor;

and includes any “Event of Default” within the meaning of any Security.

12.        Currency Indemnity. If for the purposes of obtaining judgment in any court in any jurisdiction with respect to the Outstanding Amounts, it becomes necessary to convert into the currency of such jurisdiction, being the Secondary Currency for the purpose of the definition herein of "Rate of Exchange", any amount due under this Agreement in any other currency, being the Primary Currency for the purpose of the definition herein of "Rate of Exchange", then conversion shall be made at the Rate of Exchange prevailing on the Business Day before the day on which judgment is given. In the event that there is a change in the Rate of Exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, Primero will, on the date of payment, pay such additional amounts, if any, as may be necessary to ensure that the amount paid on such date is the amount in the Secondary Currency which when converted at the Rate of Exchange prevailing on the date of payment is the amount then due under this Agreement in the Primary Currency. If the amount of the Primary Currency which the Indemnified Party is so able to purchase is less than the amount of the Primary Currency originally due to it, Primero shall indemnify and save the Indemnified Party harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Indemnified Party from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or under any judgment or order.

13.        Remedies: If any amount shall become due and payable by Primero hereunder or under the Security, whether by demand, default or otherwise, and shall not be paid when due or if any Event of Default shall have occurred and be continuing, then and in each such event any one or more of the following actions may be taken:

(a)

Upon the occurrence of any one or more Events of Default under Section 11 (Default), all or part of amounts outstanding hereunder (the “Outstanding Amounts”) shall forthwith become due and payable without notice or demand;

(b)

Upon the occurrence of an Event of Default, other than an Event of Default under Section 11(a)(vii) the Indemnified Party, at its option, may declare all or part of the Outstanding Amounts to be due and payable either on demand or to be immediately due and payable without demand, in each case, all without presentment, protest or further notice of any kind, all of which are hereby expressly waived by Primero. In such event the Indemnified Party may, in its discretion, exercise any right or recourse and proceed by any action, suit, remedy or proceeding against Primero authorized or permitted by law for the recovery of the Obligations hereunder;

(c)	The security constituted by the Security and each and every part of them shall forthwith be and become enforceable by the Indemnified Party;

(d)

No failure on the part of the Indemnified Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under any Credit Document shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege under any Credit Document preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The remedies provided herein are cumulative and not exclusive of any remedies provided by law. Any waiver by the Indemnified Party of the strict compliance with any term any Credit Document will not be deemed to be a waiver of any subsequent Event of Default.

(e)

The rights and remedies of the Indemnified Party hereunder or under the Security are cumulative and are in addition to and not in substitution for any other rights or remedies available at law or in equity or otherwise. No failure on the part of the Indemnified Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under any Credit Document shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege under any Credit Document preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The remedies provided herein are cumulative and not exclusive of any remedies provided by law. Any waiver by the Indemnified Party of the strict compliance with any term any Credit Document will not be deemed to be a waiver of any subsequent Event of Default;

(f)

The Indemnified Party may realize upon any and all of the Security and may commence such legal actions or proceedings against Primero or against its property or assets as may be permitted hereby, by the Security or by any one or more of them; or at law or in equity, all as in its sole discretion the Indemnified Party deems expedient; and Primero acknowledges that the Indemnified Party's remedies are cumulative and not exclusive;

(g)	The Indemnified Party shall have the right, but shall not be obliged:

(i)

to pay (either out of the moneys to be advanced hereunder or otherwise if the full amount to be advanced hereunder has been advanced) any sums of money required to be paid hereunder or under the Security by Primero; or

	(ii)	to perform any covenant, agreement or obligation of Primero hereunder or under the Security.

14.        Assignment: Primero may not transfer, assign or convey any of its obligations under this Agreement to any person without the prior written consent of the Indemnified Party. The Indemnified Party may transfer or assign this Agreement or any of its rights or obligations thereunder without the consent of Primero.

15.       No Waiver of Breach: No failure of the Indemnified Party to pursue any remedy resulting from a breach of this Agreement or any document or agreement delivered pursuant hereto by Primero shall be construed as a waiver of that breach by the Indemnified Party or as a waiver of any subsequent or other breach, and no exercise of any right hereunder shall preclude the exercise of any such right on any subsequent occasion.

16.       Further Assurances: Primero will, at Primero's cost and expense, execute and deliver to the Indemnified Party all such documents, instruments and agreements and do all such other acts and things as may be reasonably required, in the opinion of the Indemnified Party, to carry out the purpose of this Agreement, the Credit Agreement or any other document to which it is a party or to enable the Indemnified Party to exercise and enforce its rights under hereunder or thereunder.

17.	Governing Law:

	(a)	This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein (other than the conflict of laws rules).

(b)

Primero agrees that any legal proceeding with respect to this Agreement or the Security or to enforce any judgment obtained against Primero or its assets may be brought by the Indemnified Party in the courts of the Province of Ontario, Canada, in the courts of Primero's country of domicile, in the courts of any jurisdiction where Primero may have assets or carries on business or in the courts in any other jurisdiction where payments are to be made hereunder, and Primero hereby irrevocably submits to the non-exclusive jurisdiction of each such court and acknowledges its competence. Primero agrees that a final judgment against it in any such legal proceeding will be conclusive and may be enforced in any other jurisdiction by suit on the judgment (a certified or exemplified copy of which judgment will be conclusive evidence of the fact and of the amount of Primero's indebtedness hereunder) or by such other means provided by law.

(c)

Primero agrees that this Agreement and the transactions contemplated herein constitute commercial activity and Primero irrevocably waives, for each relevant jurisdiction, any right of immunity which it or any of its property has or may acquire in respect of its obligations hereunder, including any immunity from jurisdiction, suit, judgment, set-off, execution, attachment (and in an action in rem, arrest, detention, seizure and forfeiture) or other legal process (including relief by way of injunction and specific performance).

(d)

To the extent that Primero may be entitled to the benefit of any provision of law requiring the Indemnified Party, in any action or proceeding brought in a court of Primero's domicile or other jurisdiction in connection with this Agreement, to post security for litigation costs or otherwise post a performance bond or similar security, Primero hereby irrevocably waives such benefit, in each case to the fullest extent now or hereafter permitted under the laws of Primero's country of domicile or, as the case may be, such other jurisdiction.

18.       Waiver of Jury Trial. Primero hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement, or the transactions contemplated thereby.

19.       Amendment and Waiver: No provision of this Agreement or the Security or any of the documents collateral hereto or thereto may be changed, modified or amended other than by an agreement in writing signed by each of the parties hereto or thereto.

20.       No Joint Venture: This Agreement does not and shall not be construed to create any joint venture or partnership or agency whatsoever. The parties hereto shall not by virtue of this Agreement be deemed to be carrying on business in partnership.

21.       Consent to Sharing Information: Primero hereby irrevocably authorizes the Indemnified Party and the Lender to provide to each other, from time to time, without expense to Primero, any and all information in their possession or control relating to Primero, including without limiting the generality of the foregoing, any third party reports, statement, agreements of purchase and sale, leases, cost consultant reports, marketing reports or correspondence.

22.	Confidentiality:

(a)

Subject to Section 22(b), the Indemnified Party and Primero shall not, without the express written consent of the other parties (which consent shall not be unreasonably withheld), disclose any non-public information in respect of the terms of the this Agreement or the Credit Agreement or otherwise received under or in conjunction with this Agreement or the Credit Agreement, other than to its employees, agents and/or consultants of the Lender for purposes related to the administration of this Agreement or the Credit Agreement, and none of the Indemnified Party and Primero shall issue any press releases concerning the terms of this Agreement or the Credit Agreement without the consent of the other parties after such parties having first reviewed the terms of such press release. The Indemnified Party and Primero agrees to reveal such information only to its employees, agents and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Section 22 (Confidentiality).

(b)

Notwithstanding the foregoing, the Indemnified Party and Primero may disclose information obtained under this Agreement or the Credit Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such party, provided that the Indemnified Party and Primero shall disclose only such information as, in the opinion of its counsel, is required to be disclosed and provided further that where possible (time permitting after reasonable efforts on the part of such disclosing party) the other parties shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by the other parties.

23.       Severability: Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of that prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of that provision in any other jurisdiction.

24.       Survival and Non-Merger: All representations, warranties, covenants and agreements made in this Agreement or otherwise in writing in connection with this Agreement by Primero shall remain binding on Primero notwithstanding the advance of the Credit Agreement. The covenant of Primero to pay interest at the applicable rate provided herein shall not merge in any judgment in respect of any obligation of Primero under this Agreement, and any judgment shall bear interest at the same rate. In the event of any inconsistency between the terms of this Agreement and the terms of any of the Security the terms of this Agreement shall be paramount and shall prevail.

25.       Time of Essence: Time shall be of the essence of this Agreement.

26.       Notices: Any notice or written communication given pursuant to or in connection with this Agreement shall be in writing and shall be given by delivering the same personally or by prepaid courier, prepaid registered mail, or telecopier, addressed to the party to be notified at the following address of such party or at such other address of which such party has given notice to the other party hereto:

for Primero,

885 West Georgia Street
Suite 1500
Vancouver, British Columbia
V6C 3E8

Attention: Chief Executive Officer
Fax: 604-639-2148

with a copy to,

Lang Michener LLP
1500 Royal Centre
P.O. Box 11117
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention: Michael Taylor
Fax: 604-685-7084

for the Indemnified Party,

c/o Goldcorp Inc.
Park Place, Suite 3400
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: General Counsel
Fax: 604-696-3001

with a copy to,

Cassels Brock & Blackwell LLP
40 King Street West
Suite 2100, Scotia Plaza
Toronto, Ontario
M5H 3C2

Attention: Paul Stein
Fax: 416-350-6949

Any such notice shall be conclusively deemed to have been given and received on the day of actual receipt by the addressee or, if given by prepaid registered or certified mail, on the fifth day following the mailing date (absent a general disruption in postal service).

27.       Expenses. Primero will reimburse the Indemnified Party within thirty (30) days of the Indemnified Party’s request therefor for all of the Indemnified Party’s reasonable out-of-pocket costs and expenses incurred in respect of the enforcement of, or the preservation of rights under the this Agreement and the Credit Agreement, including the reasonable fees and expenses of legal counsel for the Indemnified Party.

28.       Successors and Assigns: This Agreement shall be binding upon Primero and its successors and shall enure to the benefit of the Indemnified Persons and their successors and assigns. Any reference herein to the Indemnified Party shall include its successors and assigns as if specifically named.

29.       Entire Agreement. The Credit Documents and the Credit Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede any and all prior agreements or understandings, written or oral, with respect thereto.

30.       Use Of English Language. The governing language of this Agreement is English and the Credit Agreement. This Agreement and the Credit Agreement have been negotiated and executed in the English language. All documents and communications given or delivered pursuant to this Agreement and the Credit Agreement (including, without limitation, any amendments or supplements) shall be in the English language, or accompanied by a certified English translation thereof. To the extent applicable laws permit, where this Agreement or the Credit Agreement are drawn in the English language as well as one or more other languages, the English language version shall, absent manifest error, determine the meaning of the matters set forth herein or therein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

PRIMERO MINING CORP.

Per:	“David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

Per:
Name:
Title:

I/We have authority to bind the corporation

Before Me:

Notary Public

GOLDCORP INC.

Per:	“Rohan Hazelton”
Name: Rohan Hazelton
Title: VP, Finance

Per:	“Frank Crema”
Name: Frank Crema
Title: VP, Treasurer

I/We have authority to bind the corporation

Before Me:

(signed)
Notary Public

SCHEDULE “A”
DEFINITIONS

(a)

“Applicable Law” means any federal, provincial, state, local or municipal statute, law (including the common law), ordinance, rule having the force of law, regulation, by-law (zoning or otherwise) or Order of any Governmental Authority or rule of any stock exchange or securities commission, having jurisdiction;

(b)	“Asset Purchase Agreement” means the asset purchase agreement dated the date hereof between Desarrollos Mineros San Luis, S.A. de C.V., PEM and Primero;

(c)

“Authorization” means any consent, registration, filing, agreement, certificate, license, approval, permit, authority or exemption from, by or with any Governmental Authority and all corporate, creditors’ and shareholders’ approvals or consents;

(d)

“Books and Records” means all records (whether or not recorded on computer or computer related media) in the possession or control of any of the Obligors relating in whole or in part to the Collateral, including any business, financial, accounting or Tax records of any Obligor;

(e)

“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday or any day on which major banks are closed for business in Vancouver, British Columbia, Toronto, Ontario, or in Mexico;

(f)	“Claim” means any act, omission or state of facts and any complaint, litigation, demand, action, suit, proceeding, claim, assessment, judgement or settlement or compromise relating thereto;

(g)	“Collateral” has the meaning given to such term in Section 8(m)(i);

(h)	“Compliance Certificate” means the certificate required pursuant to Section 9(b) hereof, substantially in the form annexed as Schedule E and signed by a Chief Financial Officer of Primero;

(i)

“Contingent Obligation” means, in respect of any Person, any obligation, whether secured or unsecured, of that Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other Person (a “primary obligor”) by that Person in any manner, whether directly or indirectly, including, without limitation, any obligation of that Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by a primary obligor of any primary obligation, and any other obligations of that Person, whether or not contingent, to:

(i) purchase any primary obligation or any Property constituting direct or indirect security therefor;

(ii)

advance or supply funds for the purchase or payment of any primary obligation or to maintain working capital or equity capital of a primary obligor or otherwise to maintain the net worth or solvency of a primary obligor;

(iii)	purchase Property, securities or services primarily for the purpose of assuring the obligee under any primary obligation of the ability of a primary obligor to make payment of a primary obligation; or

(iv)

otherwise assure or hold harmless the obligee under any primary obligation against loss; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business;

(j)

“Control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a Person, whether by ownership of securities, by contract or otherwise; and “Controls”, “Controlling”, “Controlled by” and “under common Control with” have corresponding meanings;

(k)

"Convertible Note" means the convertible note in the principal amount of U.S. $60,000,000.00 dated as of the date hereof (as may be further amended, restated, supplemented or otherwise modified from time to time) including any exhibits and schedules thereto, issued by the Primero in favour of the Indemnified Party;

(l)	“Credit Agreement” has the meaning as outlined in the recitals of this Agreement;

(m)

“Credit Documents” means collectively, this Agreement, the Credit Agreement, the Security and any and all guarantees given in respect of the obligations hereunder and “Credit Document” means each of them;

(n)

“Cure Period” means a period of 30 days following delivery by the Indemnified Party to Primero, as the case may be, of written notice of a breach or default, or such longer period of time as the Indemnified Party may determine in its sole discretion;

(o)	“Deed of Indemnity” means the deed of indemnity agreement between STB, Primero and the Indemnified Party dated as of the Effective Date, in the form delivered as of the Effective Date;

(p)

“Disposition” means any sale, assignment, transfer, conveyance, lease, license or other disposition of any nature or kind whatsoever of any Property or of any right, title or interest in or to any Property, and the verb “Dispose” shall have a correlative meaning;

(q)	“Distribution” means, with respect to any Person, any payment, directly or indirectly, by that Person:

(i) of any dividends on any equity units or shares of its capital;

(ii)

on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or any warrants, options or rights to acquire any such shares;

(iii) of any other distribution in respect of any shares of its capital;

(iv)

of any principal of or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for other indebtedness or liability of such Person ranking, at law or by contract, in right of payment subordinate to any liability of such Person under the Credit Documents or otherwise; or

(v)

of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Person or to any director or officer of such Person, or to any Person not dealing at arm’s length with such first Person, (including its directors or officers);

(r)	“Effective Date” means the date of this Agreement;

(s)

“Encumbrance” means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, hypothec, royalty, right of first refusal, option to acquire an ownership interest, execution or title defect, and any right or privilege capable of becoming any of the foregoing;

(t)	“Equity” means the total of share capital (excluding preferred shares redeemable within one year), contributed surplus and retained earnings plus Postponed Debt;

(u)	“Event of Default” shall have the meaning ascribed to such term in Section 11 (Default) hereof;

(v)

“Financial Assistance” means, without duplication and with respect to any Person, all loans granted by that Person and guarantees or Contingent Obligations incurred by that Person for the purpose of, or having the effect of, providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection with them, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non- delivery of those assets and obligations to make advances or otherwise provide financial assistance to any other entity, and for greater certainty “Financial Assistance” shall include any guarantee of any third party lease obligations;

(w)	“Financial Indebtedness” means any indebtedness or other obligation for the payment of money, including any obligation in respect of:

	(i)	any moneys borrowed;

	(ii)	any bill of exchange, bond, debenture, note or similar instrument;

	(iii)	any acceptance, endorsement or discounting arrangement;

	(iv)	any finance lease or any rental payments under leases entered into primarily as a means of financing the acquisition of the asset leased;

	(v)	any guarantee;

	(vi)	deferred payment for any asset or service;

and irrespective of whether the debt or liability:

     is present or owing in the future; or

(vii)	is owed or incurred alone or severally or jointly or both with another Person; or

(viii)	is a combination of any of the above;

but excluding:

(ix)	any deferred payment for any asset or service that is paid in full within 90 days of its incurrence;

(x)	any indebtedness (whether contingent or otherwise) in respect of the payment under section 3(b) of the San Dimas SPA or otherwise in respect of the Minimum Silver Amount; and

(xi)

any indebtedness (whether contingent or otherwise) in respect of employee benefits, pension benefits or entitlements, employee termination or severance payments or similar obligations until the indebtedness or obligation in respect thereof becomes due and payable;

(x)	“Fiscal Quarter” means each of the four (4) consecutive quarterly periods the last of which ends on December 31;

(y)	“Fiscal Year” means any period of four (4) consecutive Fiscal Quarters ending on December 31;

(z)

“Free Cash Flow” means cash provided by operating activities as set out in the consolidated statement of cash flows of Primero , as determined on a consolidated basis in accordance with GAAP, less, to the extent not already deducted,

(i)	all capital expenditures of the San Dimas Mine;

(ii)	all principal and interest payable to the Indemnified Party under the Convertible Note;

(iii)	all principal and interest payable to the holder of the Promissory Note; and

(iv)	up to $5,000,000 per year on account of acquisition opportunities;

(aa)

“GAAP” means, in relation to any Person at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants or its successor, applied on a basis consistent with the most recent audited financial statements of such Person and, if applicable, its consolidated affiliates (except for changes disclosed in the notes to such financial statements), including, upon adoption by any such Person, International Financial Reporting Standards, issued by the International Accounting Standards Committee, and as adopted by the Canadian Institute of Chartered Accountants, as amended from time to time;

(bb)

“Governmental Authority” means any government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal, court, governmental commission (including a securities commission) of any kind whatsoever, any subdivision, agency, commission, board or authority of any of the foregoing or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the amount of any of the foregoing or any stock exchange or securities commission, having jurisdiction;

(cc)	“Guarantee” means that guarantee provided by the Indemnified Party guaranteeing the obligations of Primero under the Credit Agreement;

(dd)	“Indemnified Party” means Goldcorp Inc. and its successors and assigns;

(ee)

“Intellectual Property” means, in whatever format, all registered and unregistered domestic and foreign patents, patent applications, inventions upon which patent applications have not yet been filed, service marks, trade names, trade-marks, trade-mark registrations and applications, logos, copyright works, copyright registrations and applications, trade secrets, formulae, technology, designs, processes, software, software applications, inventions, franchises, know-how, domain names, uniform resource locators (URLs) and other intellectual property rights;

(ff)

“Inter-Corporate Debt” means all Financial Indebtedness owed by any Obligor to another Obligor together with any additional Inter-Corporate Debt as may be incurred from time to time provided that in all cases such Financial Indebtedness has been subordinated and postponed in favour of the Indemnified Party and has been assigned to the Indemnified Party as Security in accordance with this Agreement;

(gg)	“Insolvency Event” means, in relation to any Person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar Person appointed with respect to it or any substantial portion of its property or assets; or

(iv) a resolution is passed for the winding-up or liquidation of it;

(hh)

“Legal Proceedings” means any action, suit, proceeding, demand, assessment, judgment, litigation, hearing, Claim, grievance, arbitration or administrative proceeding or other proceeding or dispute resolution process and includes any appeal, settlement or compromise relating then or review and any application for same;

(ii)	“Lender Event” means any one or more of the following events or circumstances:

(i)

a demand is made, or other enforcement step taken, by a person for the payment in full of any Financial Indebtedness in the aggregate that is greater than $5,000,000 owing to such person or the acceleration by a person of the time for payment of any such Financial Indebtedness to a time prior to its stated maturity, and such demand shall not have been paid prior to the earlier of the expiry of any applicable grace period or 10 Business Days following such demand, or where no applicable grace period exists, 10 Business Days following such demand;

(ii)	any action is taken to enforce any Encumbrance securing any Financial Indebtedness or any rights and remedies of a person in connection with such Encumbrance; and

(iii)

any action is taken by a person to enforce any Encumbrance in, over or against any of the Collateral or any of the assets used in connection with the San Dimas mine which if successful would result in a material disruption to the operations of the San Dimas mine or adversely affect, in any material respect, Collateral, Security or the Indemnified Party’s interest in this Indemnity Agreement.

(jj)

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, including, without limitation, any of the foregoing arising under any Applicable Law and those arising under any contract, agreement, arrangement, commitment or undertaking or otherwise, including arising directly or indirectly under or pursuant to any loan, credit agreement, loan or credit facility transaction or arrangement or any off-balance sheet transaction or arrangement;

(kk)	“Material Adverse Effect” means a material adverse change in or effect on:

(i)	the condition, financial or otherwise, earnings, operations, assets, business affairs or business prospects of any Obligor;

(ii)	the ability of any Obligor to perform its payment or other obligations under the Credit Documents; or

(iii)	the legality, validity or enforceability of the Credit Documents, or the rights and remedies available to the Indemnified Party hereunder and thereunder;

(ll)

“Minerals” means any and all marketable metal bearing material (including Produced Silver) in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars;

(mm)	“Mineral Processing Facility” means any mineral processing facility owned by any Obligor at which Minerals are processed;

(nn)	“Minimum Silver Amount” has the meaning set out in section 3(b) of the San Dimas SPA;

(oo)	“Mining Properties” has the meaning given to such term in the Deed of Indemnity;

(pp)	“Obligations” means all indebtedness, liabilities and other obligations of Primero to the Indemnified Party hereunder or under the Credit Documents;

(qq)	“Obligors” means Primero and all present and future Subsidiaries of Primero and their respective successors and assigns, and “Obligor” means each of them;

(rr)

“Offtaker” means any Person other than an Obligor that purchases Minerals from an Obligor or that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of an Obligor;

(ss)

“Order” means any order (including any judicial or administrative order and the terms of any administrative consent), judgement, injunction, decision, decree, ruling or award of any court, arbitrator or Governmental Authority;

(tt)	“Other Collateral” means all Collateral other than the San Dimas Collateral;

(uu)	“Outstanding Amounts” has the meaning as outlined in Section 13 of this Agreement;

(vv)	“PEM” means Primero Empresa Minera, S.A. de C.V. and its successors;

(ww)

“Pending Event of Default” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to that event, would constitute an “Event of Default”;

(xx)	“Permitted Distributions” means:

(i)	all cash amounts and dividends paid by an Obligor to another Obligor;

(ii)	management fees and bonuses and routine employee salaries and bonuses, all paid in the normal course of business;

(iii)	routine employee benefits;

(iv)	reasonable director fees consistent with comparable industry levels; and

(v)

fees, determined on an arm’s length basis, for services provided by one Obligor to another Obligor in the ordinary course of business where such services would otherwise have been performed by a third party;

(yy)	“Permitted Encumbrances” means any of the following Encumbrances:

(i)	the conditions on which the Mining Properties are issued and any conditions imposed on PEM, the Mining Properties or the San Dimas Mining Lots;

(ii)	arising by operation of law in the ordinary course of business and securing obligations not more than 90 days old;

(iii)	constituted by banker’s liens arising by operation of law or practice over money deposited with a banker in the ordinary course of its ordinary business;

(iv)

constituted by capital leases or purchase money mortgages over goods required in the ordinary course of business provided that there is no default in the obligation to pay for the goods when due and payable or a default in any other payment secured by such Encumbrances;

(v)

for taxes, assessments, levies, imports, rates, duties, compulsory losses or withholdings which are imposed by a government authority having jurisdiction, and any related amount, and are not overdue or which are being contested if adequate reserves are maintained with respect thereto;

(vi)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar liens arising in the ordinary course of business which related to obligations not overdue;

(vii)

easements, rights of way, restrictions and other similar Encumbrances, including servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric, light and power and telephone or telegraph conduits, poles, wires and cables, incurred in the ordinary course of business which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary course of the business of the owner of such property;

(viii)	zoning and building by laws and municipal by laws and regulations so long as the same are complied with;

(ix)	statutory liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other social security legislation;

(x)

any existing royalties payable to the Mexican Geological Service out of the acquisition of mining concessions and payable to third parties as part of the obligations to be complied with in connection with the acquisition of mining concessions;

(xi)

minor imperfections in title on the San Dimas Mining Lots that do not materially detract from the value of the San Dimas Mining Lots subject thereto and do not materially impair any Obligor’s ability to carry on its business or the Indemnified Party’s rights under any of the Credit Documents;

(xii)

any existing rights reserved to or vested in any Person by the terms of any lease, licence, franchise, grant or permit held by an Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(xiii)	any Encumbrance arising under the Credit Agreement or document delivered in connection therewith;

(xiv)	the security granted in any of the San Dimas Collateral to SWC pursuant to and contemplated in the San Dimas SPA;

(xv)	the security granted to the Indemnified Party pursuant to and contemplated in the Deed of Indemnity;

(xvi)	the Security;

(xvii)	the security granted to the Project Lenders pursuant to and contemplated in the Project Financing, and subject to a valid intercreditor agreement as contemplated by Section 8(m)(vii);

(xviii)	the security granted pursuant to, and as contemplated in, the Promissory Note and the Convertible Note; and

(xix)	any other Encumbrances as agreed to in writing by the Indemnified Party;

(zz)	“Permitted Financial Indebtedness” means:

(i)	Financial Indebtedness under the Convertible Note and the Promissory Note;

(ii)	The Inter Corporate Debt;

(iii)	The obligations under the Credit Agreement;

(iv)	Project Financing; and

(v)	Financial Indebtedness consented to in writing by the Indemnified Party from time to time;

(aaa)

“Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, any Governmental Authority or any other entity recognized by law;

(bbb)	“Postponed Debt” means indebtedness that is fully postponed and subordinated, both as to principal and interest, on terms satisfactory to the Indemnified Party, to the Obligations;

(ccc)

“Private Purchase and Sale Agreement” means that agreement between PEM and the Desarrollos Mineros San Luis, S.A. de C.V. et al with respect to the transfer of certain San Dimas Mining Lots to PEM subsequent to the date hereof;

(ddd)	“Primary Currency” means USD;

(eee)	“Primero” means Primero Mining Corp. and its successors;

(fff)	“Primero Financing” has the meaning given to such term in the Asset Purchase Agreement;

(ggg)

“Produced Silver” means any and all silver in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any silver derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including silver contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars;

(hhh)

“Project Financing” means any credit facility, line of credit or other senior debt financing arrangement in favour of any Obligor provided by Project Lenders for the purpose of financing all or a portion of the cost of operating and/or expanding the San Dimas Mine, including any refinancing thereof, and that contain customary and commercially reasonable terms and conditions satisfactory to the Indemnified Party, acting reasonably, in a principal amount not to exceed $50,000,000, to finance the operation and/or expansion of mining projects similar in nature to the San Dimas Mine, but for greater certainty does not include any indebtedness in respect of the Credit Agreement;

(iii)	“Project Lenders” means any reputable and recognized banking or financial institution, Offtaker or export credit agency that provides any Project Financing, excluding the Obligors;

(jjj)

“Promissory Note” means the note in the principal amount of U.S. $50,000,000.00 dated as of the date hereof (as may be further amended, restated, supplemented or otherwise modified from time to time) including any exhibits and schedules thereto, issued by PEM;

(kkk)

“Property” means, with respect to any Person, all or any portion of that Person’s undertaking, property and assets, both real and personal, including, for greater certainty, any share in the capital of a corporation or ownership interest in any other Person;

(lll)	“San Dimas Assets” has the meaning given to such term in the Asset Purchase Agreement;

(mmm)	“San Dimas Collateral” has the meaning given to such term in Section 8(d)(iii) hereof;

(nnn)	“San Dimas Mine” means the mining projects from time to time in respect of the Mining Properties;

(ooo)	“San Dimas Mining Lots” has the meaning given thereto in the Deed Indemnity;

(ppp)	“San Dimas SPA” means the second amended and restated silver purchase agreement to be dated as of the Effective Date among Primero, STB, SWC and SLW in the form delivered as of the Effective Date;

(qqq)	“Secondary Currency” means Mexican pesos;

(rrr)

“Security” means any debenture, security agreement, mortgage, charge, pledge, assignment, undertaking, or other instrument delivered to the Indemnified Party from time to time for the purposes of this Agreement or any guarantee of the obligations herein;

(sss)

“Subsidiary” means, with respect to any Person, any Person that is Controlled, directly or indirectly, by such first Person, and any Person that is Controlled, directly or indirectly, by a Subsidiary of such first Person;

(ttt)	“SLW” means Silver Wheaton Corp;

(uuu)	“STB” means Silver Trading (Barbados) Limited;

(vvv)	“STB Share Purchase Agreement” has the meaning given to such term in the Asset Purchase Agreement;

(www)	“SWC” means Silver Wheaton (Caymans) Ltd.;

(xxx)

“Tangible Net Worth” means the total of Equity less intangibles, deferred charges, leasehold improvements, and deferred tax credits. For the purpose hereof, intangibles are assets lacking physical substance;

(yyy)

“Taxes” means all present or future taxes, levies, duties, deductions, assessments, fees and other charges imposed by any Governmental Authority, including sales or value- added taxes, goods and services taxes, stamp taxes and royalties together with any fines, penalties and interest applicable, but shall not include income or capital taxes;

(zzz)

“Transition Services Agreement” means the transition services agreement entered into between the Obligors and the Indemnified Party to facilitate the transfer of the certain business and assets in accordance with the Asset Purchase Agreement and any similar arrangements entered into between them;

(aaaa)	“TSXV” means the TSX Venture Exchange;

(bbbb)	“U.S. dollars,” “U.S. $” or “USD” means lawful money of the United States of America;

(cccc)	“Ventanas Concessions” means the mining rights or concessions listed in Schedule F.

SCHEDULE “B”
CORPORATE STRUCTURE

PRIMERO MINING CORP.
CORPORATE ORGANIZATION

CORPORATE STRUCTURE

Primero Mining Corp.

1.1                          Name and Jurisdiction

Name	Primero Mining Corp.

Jurisdiction	British Columbia

1.2                          Addresses

Registered Office Address	1500-1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C. V6E 4N7

Chief Executive Office	1500-885 West Georgia Street, Vancouver, B.C. V6C 3E8

Other Places of Business	None provided

Address of Senior Management	Wade Nesmith, Chief Executive Officer – 1500-885 West Georgia Street, Vancouver, B.C. V6C 3E8

Eduardo Luna, Chief Operating Officer – [Redacted – Address of Eduardo Luna]

Address from Which Invoices and
Accounts Issued	1500-885 West Georgia Street, Vancouver, B.C. V6C 3E8

1.3                          Share Capital

Authorized Capital	Unlimited number of Common shares and unlimited number of Preferred shares.

0885924 B.C. Ltd

Name and Jurisdiction

Name	0885924 B.C. Ltd.

Jurisdiction	British Columbia

1.4                          Addresses

Registered Office Address	1500-1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C. V6E 4N7

Chief Executive Office	Not appointed

Other Places of Business	None provided

Address of Senior Management	Wade Nesmith – 1500-885 West Georgia Street, Vancouver, B.C.
V6C 3E8

David Blaiklock – [Redacted – Address of David Blaiklock]

Address from Which Invoices and	1500-885 West Georgia Street, Vancouver B.C. V6C 3E8
Accounts Issued

1.5                          Share Capital

Authorized Capital	Unlimited number of Common shares of which 100 Common shares are issued and outstanding as fully paid and non-assessable shares

Name of Shareholder	Number and Class of Shares	Percentage of Voting Stock Owned

Mala Noche Resources	100 Common Shares	100%
Corp.

Primero Empresa Minera, S.A. de C.V.

Name and Jurisdiction

Name	Primero Empresa Minera, S.A. de C.V.

Jurisdiction	Mexico

1.6                          Addresses

Registered Office Address	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Chief Executive Office	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Other Places of Business	None

Address of Senior Management	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Address from Which Invoices and	Boulevard Dolores del Río Norte 440, Centro Victoria, 34000

Accounts Issued	Durango, Durango

1.7                          Share Capital

Authorized Capital	50 ordinary, nominative shares of which 50 ordinary, nominative shares are issued and outstanding as fully paid and non-assessable shares

Name of Shareholder	Number and Class of	Percentage of Voting Stock Owned
	Shares

Primero Mining Corp.	49 Series A	98%

Eduardo Luna Arellano	1 Series A	2%

Primero Compania Minera, S.A. de C.V.

Name and Jurisdiction

Name	Primero Compania Minera, S.A. de C.V.

Jurisdiction	Mexico

Addresses

Registered Office Address	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Chief Executive Office	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Other Places of Business	None

Address of Senior Management	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Address from Which Invoices and	Boulevard Dolores del Río Norte 440, Centro Victoria, 34000

Accounts Issued	Durango, Durango

Share Capital

Authorized Capital	50,000 ordinary, nominative shares of which 50,000 ordinary, nominative shares are issued and outstanding as fully paid and non-assessable shares

Name of Shareholder	Number and Class of Shares	Percentage of Voting Stock Owned

Primero Empresa Minera,	49,999 Series I Class A	98%
S.A. de C.V.

Eduardo Luna	1 Series I Class A	2%

Primero Servicios Mineros, S.A. de C.V.

Name and Jurisdiction

Name	Primero Servicios Mineros, S.A. de C.V.

Jurisdiction	Mexico

Addresses

Registered Office Address	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Chief Executive Office	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Other Places of Business	None

Address of Senior Management	Arquímedes 33 Piso 3, Col. Polanco, 11560 México, DF

Address from Which Invoices and	Boulevard Dolores del Río Norte 440, Centro Victoria, 34000

Accounts Issued	Durango, Durango

Share Capital

Authorized Capital	50,000 ordinary, nominative shares of which 50,000 ordinary, nominative shares are issued and outstanding as fully paid and non-assessable shares

Name of Shareholder	Number and Class of	Percentage of Voting Stock Owned
	Shares

Primero Empresa Minera, S.A.	TBD	98%
de C.V.

Eduardo Luna	TBD	2%

Silver Trading (Barbados) Ltd.

Name and Jurisdiction

Name	Silver Trading (Barbados) Ltd.

Jurisdiction	Barbados

Addresses

Registered Office Address	2nd Floor Cedar Court, Wildey Business Park, Wildey, St.
Michael, BB 14006, Barbados

Chief Executive Office	TBD

Other Places of Business	TBD

Address of Senior Management	TBD

Address from Which Invoices and	TBD

Accounts Issued

Share Capital

Authorized Capital	Unlimited number of shares of common shares.

Name of Shareholder	Number and Class of Shares	Percentage of Voting Stock Owned

Primero Mining Corp.	100	100%

Primero Mining Luxembourg Sarl

Name and Jurisdiction

Name	Primero Mining Luxembourg Sarl

Jurisdiction	Luxembourg

Addresses

Registered Office Address	2-4 avenue Marie-Therese, L-2132 Luxembourg

Chief Executive Office	TBD

Other Places of Business	TBD

Address of Senior Management	TBD

Address from Which Invoices and	TBD

Accounts Issued

Share Capital

Authorized Capital	20,000 ordinary shares with a nominal value of USD$1.

Name of Shareholder	Number and Class of	Percentage of Voting Stock Owned
	Shares

Primero Mining Corp.	TBD	100%

SCHEDULE “C”
INTER-CORPORATE DEBT

Promissory Note dated August 6, 2010 from Primero Empresa Minera, S.A. de C.V. to Primero Mining Luxembourg Sarl in the amount of US$116,500,000

Promissory Note dated August 6, 2010 from Primero Empresa Minera, S.A. de C.V. to Primero Mining Luxembourg Sarl in the amount of US$216,000,000

Loan Agreement dated July 15, 2009 between Mala Noche Resources Corp. and Mala Noche Resources, S.A. de C.V. whereby Mala Noche Resources Corp. has loaned CDN$2,248,217 to Mala Noche Resources, S.A. de C.V.

Promissory Note dated August 6, 2010 from Silver Trading (Barbados) Ltd. to Primero Mining Corp. in the amount of US$20,000.

SCHEDULE “D”
MATERIAL INDEBTEDNESS OR LIABILITIES

1.	Financial Indebtedness under the Promissory Note and Convertible Note;

2.	The Inter-Corporate Debt;

3.	Obligations arising under the Credit Agreement; and

4.	Obligations arising under the San Dimas SPA.

SCHEDULE “E”
FORM OF COMPLIANCE CERTIFICATE

TO:	GOLDCORP INC. or its assignee
(the “Indemnified Party”)

FROM:	PRIMERO MINING CORP. (the “Primero”)

RE:	VAT INDEMNITY AGREEMENT DATED AS OF THE __ DAY OF _______, 2010, BY PRIMERO IN FAVOUR OF THE INDEMNIFIED PARTY (THE "VAT INDEMNITY AGREEMENT")

DATE:	[•]

The Chief Financial Officer of Primero hereby certifies for and on behalf of the Obligors, in that capacity and not personally, that:

1.           Purpose

                         This Compliance Certificate is delivered to you pursuant to Section 9(b) of the VAT Indemnity Agreement, in respect of the [Fiscal Year / Fiscal Quarter] ended _________________(the “Fiscal Period”). All capitalized terms set forth in this Compliance Certificate and not otherwise defined herein shall have the respective meanings ascribed thereto in the VAT Indemnity Agreement.

                         We have read and are familiar with the provisions of the VAT Indemnity Agreement and we have made or caused to be made such examinations or investigations, including a review of the applicable books and records of each of the Obligors, as are, in our opinion, necessary to furnish this Compliance Certificate, and we have furnished this Compliance Certificate with the intent that it may be relied upon by the Indemnified Party as a basis for determining compliance by the Obligors with their respective covenants and obligations under the VAT Indemnity Agreement and the other Credit Documents as of the date of this Compliance Certificate.

2.           Events of Default and Pending Events of Default

                         No Event of Default or Pending Event of Default has occurred and is continuing on the date hereof.

3.           Financial Statements and Financial Covenant Compliance

                         Attached hereto as Appendix I are the financial statements required to be delivered pursuant to Section 8(k) in respect of the Fiscal Period, being the [Fiscal Year / Fiscal Quarter] ended _______________. The amounts and calculations expressed herein are based on such financial statements and such financial statements include a detailed breakdown sufficient to permit the Indemnified Party to determine how the amounts reported below in respect of the Tangible Net Worth and Free Cash Flow (including in each case, the components thereof) were calculated. The amounts and calculations expressed herein have been computed in accordance with Section 9 of the VAT Indemnity Agreement.

A.        TANGIBLE NET WORTH

The Tangible Net Worth of Primero in respect of the Fiscal Period, as computed in Appendix II attached hereto, was:

Minimum Tangible Net Worth	Actual Tangible Net Worth
U.S. 400 million dollars	[•]

B.        FREE CASH FLOW

The Free Cash Flow of Primero on a consolidated basis in respect of the Fiscal Period, as computed in Appendix III attached hereto, was:

Maximum Free Cash Flow	Actual Free Cash Flow
$10 million dollars calculated on a rolling four (4) Fiscal Quarter basis	[•]

IN WITNESS WHEREOF I have signed this Compliance Certificate as of the date first set out above.

Name
Title:

Appendix I -Financial Statements

Appendix II – Tangible Net Worth

Total of Equity

LESS	intangibles (assets lacking physical substance)

LESS	deferred charges

LESS	leasehold improvements

LESS	deferred tax credits

Tangible Net Worth =

Appendix III - Free Cash Flow

(a)	Cash provided by operating activities as set out in the consolidated statement of the cash flows of Primero, as determined on a consolidated basis in accordance with GAAP, less, to the extent not already deducted,

(b)	all capital expenditures of the San Dimas Mine;

(c)	all principal and interest payable under the Convertible Note;

(d)	all principal and interest payable under the Promissory Note; and

(e)	up to $5,000,000 per year on account of acquisition opportunities.

Free Cash Flow =

SCHEDULE “F”
VENTANAS CONCESSIONS

MINING CONCESSIONS IN TAHONITAS PROJECT, LOCATED IN SAN DIMAS, DGO., MEXICO

No.	LOT	FILE	TITLE	TERM		AREA Has.	Municipality	State	Registration
				FROM	TO				VOL.	PAGE	ACT
1	Ampl. Tayoltita Nte.	2/1.121-2117	215331	4/19/1994	4/18/2044	1,949.8447	San Dimas	Dgo.	324	56	111
2	Tahonitas	025/31180	221050	11/14/2003	11/13/2053	283.0000	San Dimas	Dgo.	340	35	70
	TOTAL HECTARES:					2,232.8447

MINING CONCESSIONS AT TRUCHAS PROJECT

No	NAME	FILE	TITLE	VALIDITY		SURFACE	Municipality	State	Registration
				FROM	TO	Hectares			ACT	PAGE	VOL
1	Ejido Huahuapan *	25/32598	228062	9/29/2006	9/28/2056	500.0000	San Dimas	Dgo.	242	121	359
2	Truchas Uno	25/32691	228067	9/29/2006	9/28/2056	59.2227	San Dimas	Dgo.	247	124	359
3	Truchas Dos	25/32692	228068	9/29/2006	9/28/2056	81.9502	San Dimas	Dgo.	248	124	359
TOTAL HECTARES:						641.1729

*	This concession was bought at June 10, 2010, contract of surrender rights in processes of inscription in the Mining Public Registry.

MINING CONCESSIONS IN MALA NOCHE (VENTANAS) PROJECT, LOCATED IN SAN DIMAS, DGO., MEXICO

No.	NAME	SURFACE Ha.	FILE	TITLE	VALIDITY		MINING TAXES, PESOS
					FROM	TO	JAN. 05	JUL. 05	YEAR 05
1	La Prieta	9.0000	11897	151613	7/11/1969	7/10/2019	907	952	1,859
2	Maria Elena	22.0000	025/00702	167072	8/29/1980	8/28/2030	2,217	2,328	4,545
3	El Rosario	15.0000	025/01802	167073	8/29/1980	8/28/2030	1,512	1,588	3,100
4	Mina Grande	9.0000	025/01787	167074	8/29/1980	8/28/2030	907	952	1,859
5	Buen Dia	57.4732	025/01498	167075	8/29/1980	8/28/2030	5,793	6,083	11,876
6	Noche Buena	55.0000	025/01723	167076	8/29/1980	8/28/2030	5,543	5,820	11,363
7	Josefina	3.0000	025/01670	167077	8/29/1980	8/28/2030	302	317	619
8	San Cayetano	22.0000	025/01432	167078	8/29/1980	8/28/2030	2,217	2,328	4,545
9	California	6.0000	025/01500	167079	8/29/1980	8/28/2030	605	635	1,240
10	San Miguel	64.0000	025/01518	167080	8/29/1980	8/28/2030	6,451	6,774	13,225
11	Concepcion	6.3984	025/01809	169369	11/12/1981	11/11/2031	645	677	1,322
12	Mala Noche	499.0671	321.1/2-263	184834	12/5/1989	12/4/2039	50,301	52,816	103,117

13	Los Chabelos	197.0000	321.1/2-578	186020	12/14/1989	12/13/2039	19,856	20,849	40,705
14	Los Muros	30.0000	2/1.3/1113	203662	9/13/1996	9/12/2046	3,024	3,175	6,199
15	Ampl. La Prieta	110.1412	2/1.3/1248	203983	11/26/1996	11/25/2046	11,101	11,656	22,757
16	Cuquita	40.7218	2/1.3/1256	204383	2/13/1997	2/12/2047	4,104	4,309	8,413
17	Tayoltita I Frac. A	226.0924	2/1.3/1727	210494	10/8/1999	10/7/2049	6,475	6,799	13,274
18	Tayoltita 1 Frac. B	439.6977	2/1.3-01610	210773	11/26/1999	11/25/2049	12,593	13,223	25,816
19	Mala Noche Frac. Sur	191.0000	2/2.4/02128	214781	12/5/1989	12/4/2039	19,251	20,214	39,465
20	El Colorin Frac. Sur	151.0964	2/2.4/02131	214785	11/23/1988	11/22/2038	15,229	15,990	31,219
21	Ampl. El Rosario	88.2349	2/2.4/02132	214786	10/31/1989	10/30/2039	8,893	9,338	18,231
22	Nuevo Ventanas Frac. Este	55.0000	2/2.4/02133	214787	12/5/1990	12/4/2040	5,543	5,820	11,363
23	San Cayetano	350.9048	2/2.4/02134	214788	12/19/1991	12/18/2041	35,368	37,136	72,504
24	Nvo. Ventanas Frac. Oeste	195.0109	2/2.4/02135	214789	10/10/1989	10/9/2039	19,655	20,638	40,293
25	Mala Noche Oeste	280.4521	2/1.121/02111	214842	7/16/1993	7/15/2043	28,267	29,680	57,947
26	Ampl. Mina Grande	117.0668	2/1.121-2119	215332	1/31/1997	1/30/2047	11,799	12,389	24,188

27	Mala Noche Norte Frac. 1	126.0000	2/2.4/02112	215614	4/19/1994	4/18/2044	12,700	13,335	26,035
28	Mala Noche Norte Frac. 2	104.0000	2/1.121/02113	215731	4/19/1994	4/18/2044	10,482	11,006	21,488
T O T A L :		3,470.3577					301,740	316,827	618,567